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January 25, 2008


Securities and Exchange Commission, Mail Stop 6010
100 F Street N.E.
Washington, DC 20549
Attn: Julie Sherman, Staff Accountant

         In re: Revolutions Medical Corporation
                    Commission File # 000-28629

Gentlemen:

This letter is in response to Item #4 in your comment letter of January 11, 2008.

In light of the amendment of the interim, unaudited financial statements for the quarters ended March 31, 2007 and June 30, 2007, the certifying officer has reviewed the disclosure controls and procedures as of the end of the periods. The Company's disclosure controls and procedures are designed to ensure (i) that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms; and
(ii) that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The certifying officer recognizes that there were and are deficiencies that existed, and continue to exist, in the design and operation of the Company's internal controls over financial reporting which can be considered to be "significant deficiencies". Because of the extremely limited size of the management team and the lack of supporting staff, there was, and continues to be, a lack of accounting personnel with the requisite knowledge of Generally Accepted Accounting Principles in the US ("GAAP") and the financial reporting requirements of the Securities and Exchange Commission. As of the end of both quarters, and continuing, there were and are insufficient written policies and procedures to insure the correct application of accounting and financial reporting with respect to the requirements of GAAP and SEC disclosure requirements. Furthermore, there has been, and continues to be, a lack of segregation of duties, in that the Company has had only one person performing all financial functions and only one other, non-employee person, performing the accounting-related duties.

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Notwithstanding the existence of these significant deficiencies in our internal control over financial reporting, our management, including our Chief Executive Officer and Chief Financial Officer, believes that the consolidated financial statements included in the reports fairly presented in all material respects the Company's financial condition, results of operations and cash flows for the periods presented. The reason for the amendment of the interim financial reports was due to a later decision that the technology acquired did not have viable alternative uses, although it had originally been thought that it might have, and had it been determined that there were viable alternative uses the interim financial reports would have been correct.

The Company is considering how, given its limited working capital and inability to utilize and support employees with the requisite financial and accounting education and experience, it can address the weaknesses. The Company will continue to evaluate the effectiveness of internal controls and procedures on an on-going basis.

In connection with the foregoing response to your comment, the Company acknowledges that: 1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
REVOLUTIONS MEDICAL CORPORATION

/s/ Rondald Wheet

By: Rondald Wheet, Pres/CEO